EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Year Ended December 31,
	2013	2012	2011	2010	2009
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$2,891	$2,340	$6,981	$6,071	$5,602
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	36	844	2,323	2,074	1,717
Equity in net income of affiliates	166	183	281	313	550
Capitalized interest	—	—	—	8	13
Adjusted Income	2,689	1,313	4,377	3,676	3,322
Add:
Fixed charges	255	227	190	201	242
Distributed income of equity investments	149	229	283	313	550
Total Earnings	$3,093	$1,769	$4,850	$4,190	$4,114

Fixed Charges
Interest expense	$199	$182	$145	$145	$184
Capitalized interest	—	—	—	8	13
One-third of rental expense(1)	56	45	45	48	45
Total Fixed Charges	$255	$227	$190	$201	$242

Ratio of Earnings to Fixed Charges	12.13	7.79	25.53	20.85	17.00

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1